Exhibit 1
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FOR IMMEDIATE RELEASE                                          21 September 2007


                              WPP GROUP PLC ("WPP")

     WPP acquires stake in digital and interactive agency, OOT S.r.l. Italy

WPP announces that it has acquired a 20% stake in OOT S.r.l. ("OOT"), a leading Italian digital and interactive agency.

Founded in 2000 by Rocco Benetton and Fulvio Ottoviano, OOT is based in Treviso and employs 10 people. Clients include Telecom Italia, Antoveneta Bank, TIM, Autogrill and Irca.

OOT's revenues for the year ended 31 December 2006 were Euro 1.1 million with gross assets at the same date of Euro 987,000.

This investment continues WPP's strategy of developing its business in fast growing sectors and strengthening its capabilities in digital media.


Contact:
Feona McEwan, WPP                                        +44 (0)20 7408 2204
www.wpp.com
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